Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

January 28, 2026

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Reckoner Yield Enhanced AAA CLO Annual ETF (S000100853)
Reckoner Yield Enhanced AAA CLO Reinvesting ETF (S000100852)
Reckoner BBB-B CLO Annual ETF (S000100851)
Reckoner BBB-B CLO Reinvesting ETF (S000100850)
Securities Act File No: 333-270997
Investment Company Act File No: 811-23859

Dear Mr. Orlic:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on January 14, 2026, with respect to Post-Effective Amendment No. 86 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which was filed on November 5, 2025 for the purpose of adding four new series to the Trust, the Reckoner Yield Enhanced AAA CLO Annual ETF, Reckoner Yield Enhanced AAA CLO Reinvesting ETF, Reckoner BBB-B CLO Annual ETF, Reckoner BBB-B CLO Reinvesting ETF (the “Funds”) (SEC Accession No. 0000894189-25-013285).
For your convenience, the Staff’s comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as in the Amendment. Where comments relate to or involve language that is repeated or restated in the Funds’ prospectus or statement of additional information, the Trust will make corresponding and consistent changes as appropriate throughout each document.

Comment 1. The Staff notes the disclosure on the cover related to RAAY and RAAR’s use of leverage. Please add to the disclosure, if true, that an investor in either fund could lose the full value of their principal investment in a single day.

Response: It would be an extremely remote possibility for an investor to lose the full value of their investment in one day as it would require an unprecedented single day move in the prices of AAA-rated CLO bonds. However, the underlined disclosure has been added to the cover of each document.

RAAY and RAAR are different from most funds in that each fund seeks leveraged returns, which makes each fund riskier than funds that do not use leverage. Periods of higher market volatility may affect each fund’s return more than the returns of funds that do not use leverage. Each fund invests, directly or indirectly, in Reckoner Yield Enhanced AAA CLO ETF (RAAA), which invests in a leveraged portfolio of AAA-rated CLO debt tranches. If RAAA’s portfolio is leveraged at the maximum permitted amount (200% of RAAA’s net assets) and AAA-rated CLOs decline in value by a significant, unprecedented amount, you may lose the full value of your investment within a single day. Accordingly, these funds may not be suitable for all investors and should be used only by knowledgeable investors who understand the potential consequences of seeking leveraged investment results. Shareholders should actively manage and monitor their investments.

Comment 2. The Staff notes that above the operating expense table for RAAY and RCLY, there is a reference to a separate fund. Instruction 1(d)(i) of Item 3 of Form N-1A requires that a Feeder Fund reflect the aggregate expenses of the Feeder Fund and the Master Fund in a single fee table and that a footnote be included that indicates the table and expense example reflect the expense of both the Feeder and Master Funds. Please revise the disclosure to comply with Item 3’s instructions, if applicable, or in the alternative describe why the disclosure is not relevant.

Response: RAAY and RCLY will employ a Master/Feeder structure. In accordance with Item 3 of Form N-1A, the expenses of the underlying funds are included in a single expense table. The footnote to the table required under instruction 1(d)(i) of Item 3 has been revised as shown below to provide additional clarity regarding the expenses.

    The Fund’s management fee is 0.05% and the expense ratio of RAAA is 0.30%. The fee table and expense example reflect the expenses of both the feeder and master fund, respectively.

Comment 3. In the principal investment strategies section for RAAY, the final paragraph that begins “Under normal circumstances” includes disclosure that is important to an investor’s total understanding of the investment strategy being described. For this reason, please enhance the prominence of this disclosure by moving this paragraph to the beginning of the section.

Response: The Trust confirms that the disclosure has been moved up in RAAY’s principal investment strategies section.

Comment 4. The Staff notes that the principal risks appear in alphabetical order. The Staff requests each Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response: The Trust confirms that the disclosure has been revised accordingly.

Comment 5. It appears that RAAY and RAAR will be exposed to leverage risk as a result of each Fund’s exposure to RAAA. Please include language in the disclosure that identifies RAAA as the source of leverage risk. Please also include in the leverage risk disclosure all other material leverage risk considerations as a result of the structure (e.g. the potential impact of compounding and that the Fund is not intended to be held for long periods of time).

Response: It is correct that RAAY and RAAR will be exposed to leverage risk as a result of the investment in RAAA. The existing disclosure mirrors the risk language that is utilized to describe the leverage risk of RAAA. No additional leverage risk is introduced beyond that from RAAA. We have revised the disclosure as shown below to more clearly identify the source of the leverage risk.

Leverage Risk. As a result of the Fund’s exposure to RAAA it is subject to leverage risk. RAAA uses leverage, which will magnify gains and losses and cause the Fund to be more volatile than if it had not been subject to leverage. RAAA’s use of leverage increases the risk of a total loss of your investment. An investment in the Fund may not be suitable for all investors. The cost of obtaining this leverage will lower your returns.

Comment 6. In the tax risk disclosure, please elaborate on the Fund’s objective to limit dividend and distribution payments to once annually.

Response: The Trust confirms that this change has been made.
Tax Risk. The Fund’s investment and reinvestment strategy could implicate complex tax rules that may affect the amount, character, and timing of recognition of the gains and losses by the Fund and its shareholders for U.S. federal income tax purposes. For example, such rules, if applicable, could defer the timing of losses for the Fund or convert the character of recognized gains realized by shareholders in part or in whole upon the disposition of Fund Shares. In addition, these complex tax rules could affect the Fund’s ability to limit dividend distributions to one annual payment.

Comment 7. Please provide the Staff a completed fee table for each of the Funds at least five days prior to the effectiveness of the Registration Statement.

Response: The Trust acknowledges the request and undertakes to file this response letter (which includes a completed fee table) no less than five days prior to the Amendment’s effective date.

If you have any questions or comments concerning this filing, please feel free to contact Ryan Charles (480-964-6008) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,

Ryan Charles
Secretary
Advisor Managed Portfolios
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